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ANNUAL AUDITED REPORT FORM X-17A-5 A PART III

SEC FILE NUMBER
8-69912

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **11/17/2017** (MM/DD/YY) AND ENDING **12/31/2018** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **RESOLUTE INVESTMENT DISTRIBUTORS, INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 East Las Colinas Blvd. STE. 1200
(No. and Street)

Irving	**TX**	**75039**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Campbell **973-727-7379**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

Ernst & Young LLP
(Name - if individual, state last, first, middle name)

2323 Victory Avenue	**Dallas**	**TX**	**75219**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing
MAR 04 2019
Washington, DC

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Jeffrey K. Ringdahl, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Resolute Investment Distributors, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Executive Vice President

Title

Subscribed and sworn to before me this 28 day of February

Notary Public

KAREN R. PHILLIPS NOTARY PUBLIC STATE OF TEXAS EXPIRES 08-04-2019

This report* contains (check all applicable boxes):

- [√] (a) Facing page.
- [√] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Member's Equity
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [ ] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [ ] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [√] (l) An oath or affirmation.
- [ ] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental (AUP).
- [ ] (n) Management's Exemption Report
- [ ] (o) Report of Independent Registered Public Accounting Firm on Exemption

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Resolute Investment Distributors, Inc.
(A Delaware Corporation)

Statement of Financial Condition

December 31, 2018

Contents

EY
Building a better working world

Ernst & Young LLP
One Victory Park
Suite 2000
2323 Victory Avenue
Dallas, TX 75219

Tel: +1 214 969 8000
Fax: +1 214 969 8587

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors of Resolute Investment Distributors, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Resolute Investment Distributors, Inc. (the Company) as of December 31, 2018 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2017.
February 28, 2019

Resolute Investment Distributors, Inc.

Statement of Financial Condition

December 31, 2018

Assets		
Assets:		
Cash and cash equivalents	$	742,908
Restricted cash		4,611,678
Due from affiliates:		
Due from American Beacon Advisors, Inc.		1,439,117
Due from the American Beacon Funds		480,060
Due from ARK Investment Management, LLC		210,935
Other assets		521,093
Total assets		8,005,791
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	99,679
Sales distribution payable		866,171
Due to affiliates:		
Due to American Beacon Advisors, Inc.		2,309,710
Due to Resolute Investment Services, Inc.		587,193
Due to Resolute Investment Managers, Inc.		116,229
Commissions payable		1,819,938
Total liabilities		5,798,920
Stockholder's equity:		
Common stock, par value $0.01 per share; 1,000 shares authorized, issued and outstanding		-
Additional paid-in capital		4,611,678
Retained deficit		(2,404,807)
Total stockholder's equity		2,206,871
Total liabilities and stockholder's equity	$	8,005,791

See accompanying notes

Resolute Investment Distributors, Inc,

Notes to Statement of Financial Condition

December 31, 2018

1. Organization and Significant Accounting Policies

Resolute Investment Distributors, Inc. (the Company) is a Delaware company organized on February 2, 2017 and is a wholly-owned subsidiary of Resolute Investment Managers, Inc. (Parent or RIM). The Company commenced operations on November 17, 2017. The Company is a registered limited purpose broker-dealer with the Securities and Exchange Commission (SEC) under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority. Effective March 1, 2018, the Company commenced distribution services for the American Beacon Advisors, Inc. (ABA) mutual fund complex, the American Beacon Funds. ABA is an affiliate of the Company. The Company also provides certain marketing, distribution-related and selling services to its affiliate ARK Investment Management, LLC (ARK), a registered investment adviser, in connection with exchange-traded funds advised by ARK.

The following is a summary of significant accounting policies followed by the Company in the preparation of its statement of financial condition.

Basis of Presentation

The Company's statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). In preparing the financial statement, management is required to make estimates and assumptions that affect the amounts reported in the Company's statement of financial condition and accompanying notes. Actual results may differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include money market accounts and deposits with banks. The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash equivalents are stated at cost, which approximates fair value due to the short-term maturity of these investments.

Restricted Cash

The Company is subject to requirements related to maintaining minimum cash balance. Restricted cash represents contributed capital from RIM to the Company totaling $4,611,678 that must be held for a period of one year. The restriction expires in February 2019 on $1,111,678, in March 2019 on $1,500,000, and in June 2019 on $2,000,000.

1. Organization and Significant Accounting Policies (continued)

Income Taxes

The Company is considered a corporation and is a wholly-owned subsidiary of RIM's parent, Resolute Topco, Inc. (Topco Sub) for U.S. federal income tax purposes. Topco Sub files a consolidated federal income tax return that includes the Company as well as other subsidiaries. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The Company has evaluated its tax positions to determine whether each position is more likely than not to be sustained upon their examination by the appropriate taxing authorities. The Company does not have any unrecognized tax benefits in the accompanying financial statement.

2. New Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, *Leases*, and subsequently issued several related amendments. The standard requires lessees to record right-of-use assets and lease liabilities arising from most operating leases on their statement of financial position. The standard is effective for periods beginning after December 15, 2018. The Company plans to adopt the standard using a modified retrospective method and does not expect the adoption to significantly impact its statement of operations. The Company is finalizing its lease population and evaluating the discount rates used in determining the net present value of each of its lease liabilities to determine the impact of this standard on its statement of financial condition.

In August 2018, the FASB issued ASU 2018-13, *Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement*, which modifies disclosure requirements pertaining to fair value measurement of Level 3 securities. Under the new standard, reporting entities can remove the disclosures no longer required and amend the disclosures immediately with retrospective application. This is effective for fiscal years beginning after December 15, 2019. An entity is permitted to early adopt any removed or modified disclosures immediately and delay adoption of the additional disclosures until their effective date. The Company has elected to early adopt ASU 2018-13 in the current period. No significant changes were made to the Company's fair value disclosures in the Notes to the Financial Statement to comply with ASU 2018-13.

Resolute Investment Distributors, Inc.

Notes to Statement of Financial Condition (continued)

3. Fair Value Measurement

The Company is subject to fair value accounting standards that define fair value, establish the framework for measuring fair value, and provide a three-level hierarchy for fair valuation based upon the inputs to the valuation as the measurement date. The three levels of the fair value hierarchy are as follows:

- Level 1 Quoted prices for identical instruments in active markets.
- Level 2 Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.
- Level 3 Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The following table presents the Company's fair value hierarchy for financial instruments valued at fair value as of December 31, 2018:

Valuation Inputs	Level 1	Level 2	Level 3	Total
Cash equivalents:				
Money market mutual funds	$ 414,687	$ -	$ -	$ 414,687

4. Income Taxes

The Tax Cuts and Jobs Act (Tax Legislation) was enacted on December 22, 2017. The Tax Legislation also significantly changes U.S. tax law related to foreign operations, however, such changes do not currently impact the Company. Implementation of Tax Legislation did not materially impact the Company's statement of financial condition.

The components of deferred tax assets and deferred tax liabilities for the year ended December 31, 2018:

Deferred tax assets:	
Amortization of definite lived intangible assets	35,360
Net operating losses	426,639
Total deferred tax assets before valuation allowance	461,999
Valuation allowance	(461,999)
Total deferred tax assets	-
Deferred tax liabilities:	
Total deferred tax liabilities	-
Total net deferred tax liability	-

A valuation allowance has been recorded against the Company's deferred tax assets as management believes it is more likely than not that the deferred tax assets will not be realized based on the weight of available evidence. The net increase in the valuation allowance from 2017 to 2018 was $442,565.

5. Related Parties

Total due to affiliates of $3,013,132 includes normal course of business transactions the Company and ABA, Resolute Investment Services, Inc., and RIM.

Total due from affiliates of $2,130,112 includes normal course of business transactions between the Company and ABA, ARK, and the American Beacon Funds.

6. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. In accordance with the rule, the Company is required to maintain minimum net capital equal to $5,000 or 6 2/3% of aggregate indebtedness, whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change daily. At December 31, 2018, the Company had net capital of $1,150,677 which was $784,082 in excess of its required net capital of $386,595. At December 31, 2018, the percentage of aggregate indebtedness to net capital was 495%.

The net capital rules may effectively restrict the payment of equity withdrawals.

7. Indemnifications

Consistent with standard business practices, the Company has provided general indemnification to affiliates, associates, employees, or agents when it acts, in good faith, in the best interest of the Company. The Company expects the risk of having to make any payments under these general business indemnifications to be remote.

8. Subsequent Events

Management has evaluated events or transactions through the date the financial statements were available to be issued and has determined there are no subsequent events that require recognition or disclosure in the statement of financial condition.